Exhibit 99.3

Petro Travel Plaza Holdings LLC

Consolidated Financial Statements

For the Years Ended

December 31, 2013, 2012 and 2011

Report of Independent Registered Public Accounting Firm

The Members

Petro Travel Plaza Holdings LLC

We have audited the accompanying consolidated balance sheets of Petro Travel Plaza Holdings LLC (“the Company”) as of December 31, 2013 and 2012, and the related consolidated comprehensive income statements, and statements of cash flows and changes in members’ capital for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Petro Travel Plaza Holdings LLC at December 31, 2013 and 2012, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Boston, Massachusetts
March 31, 2014

PETRO TRAVEL PLAZA HOLDINGS LLC

CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31,
	2013	2012
Assets
Current assets:
Cash and cash equivalents	$11,178	$6,416
Inventories	2,360	2,325
Due from affiliate	1,143	571
Other current assets	151	266
Total current assets	14,832	9,578

Property and equipment, net	43,950	44,196
Other noncurrent assets, net	208	246

Total assets	$58,990	$54,020

Liabilities and Members’ Capital
Current liabilities:
Current portion of long-term debt	$755	$719
Accrued expenses and other current liabilities	1,628	2,104
Total current liabilities	2,383	2,823
Commitments and contingencies (Note 9)
Long-term debt, excluding current portion	16,602	17,358
Other noncurrent liabilities	153	141

Total liabilities	19,138	20,322

Members’ capital	39,852	33,698

Total liabilities and members’ capital	$58,990	$54,020

The accompanying notes are an integral part of these consolidated financial statements.

PETRO TRAVEL PLAZA HOLDINGS LLC

CONSOLIDATED COMPREHENSIVE INCOME STATEMENTS

(in thousands)

	Years Ended December 31,
	2013	2012	2011

Revenues:
Fuel	$102,209	$111,342	$107,459
Nonfuel	23,595	22,620	20,885
Total revenues	125,804	133,962	128,344

Costs and expenses:
Cost of sales:
Fuel	92,705	102,206	99,400
Nonfuel	10,061	9,688	8,878
Total cost of sales (excluding depreciation)	102,766	111,894	108,278

Operating expenses	14,767	14,539	14,766
Depreciation and amortization expense	1,564	1,482	1,392

Total costs and expenses	119,097	127,915	124,436

Operating income	6,707	6,047	3,908

Interest income	2	7	8
Interest expense	(555)	(810)	(1,227)

Net income	$6,154	$5,244	$2,689

Other comprehensive income (loss):
Change in accumulated unrealized loss on cash flow hedging derivative	—	254	364
Other comprehensive income (loss)	—	254	364

Comprehensive income	$6,154	$5,498	$3,053

The accompanying notes are an integral part of these consolidated financial statements.

PETRO TRAVEL PLAZA HOLDINGS LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Years Ended December 31,
	2013	2012	2011

Cash flows from operating activities:
Net income	$6,154	$5,244	$2,689
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation and amortization	1,564	1,482	1,392
Amortization of debt issuance costs	30	30	84
Increase (decrease) from changes in:
Inventories	(35)	(167)	(240)
Other current assets	115	(7)	(16)
Due to/from affiliates	(572)	(16)	35
Accrued expenses and other current liabilities	(476)	97	652
Other, net	8	2	(24)
Net cash provided by operating activities	6,788	6,665	4,572

Cash flows from investing activities:
Purchases of property and equipment	(1,306)	(1,577)	(832)
Net cash used in investing activities	(1,306)	(1,577)	(832)

Cash flows from financing activities:
Repayments of long-term debt	(720)	(640)	(571)
Payments of debt issuance costs	—	—	(166)
Distributions to members	—	(12,000)	—
Net cash used in financing activities	(720)	(12,640)	(737)

Net increase (decrease) in cash and cash equivalents	4,762	(7,552)	3,003
Cash and cash equivalents, beginning of period	6,416	13,968	10,965
Cash and cash equivalents, end of period	$11,178	$6,416	$13,968

Supplemental cash flow information:
Interest paid during the period	$557	$817	$1,252
Non-cash investing and financing activities:
Net change in accumulated unrealized loss on cash flow hedging derivative	$—	$254	$364

The accompanying notes are an integral part of these consolidated financial statements.

PETRO TRAVEL PLAZA HOLDINGS LLC

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ CAPITAL

(in thousands)

		Accumulated
		Other	Total
	Members’	Comprehensive	Members’
	Capital	Income (Loss)	Capital

Balances, December 31, 2010	$37,765	$(618)	$37,147
Net income	2,689	—	2,689
Other comprehensive loss	—	364	364
Balances, December 31, 2011	40,454	(254)	40,200
Distributions to members	(12,000)	—	(12,000)
Net income	5,244	—	5,244
Other comprehensive income	—	254	254
Balances, December 31, 2012	33,698	—	33,698
Net income	6,154	—	6,154
Balances, December 31, 2013	$39,852	$—	$39,852

The accompanying notes are an integral part of these consolidated financial statements.

PETRO TRAVEL PLAZA HOLDINGS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013, 2012 and 2011

(in thousands)

(1) Company Formation and Description of Business

Company Formation

Petro Travel Plaza Holdings LLC (the “Company”), a Delaware limited liability company, was formed on October 8, 2008 by Tejon Development Corporation, a California corporation (“Tejon”) and TA Operating LLC, a Delaware limited liability company (“TA”) to develop and operate two travel centers and two convenience stores in Southern California.  The Company has two wholly owned subsidiaries: Petro Travel Plaza LLC (“PTP”) and East Travel Plaza LLC (“ETP”), each of which is a California limited liability company.  ETP was formed on October 8, 2008, to develop a travel center, and had no operations until December 2009, when construction of that travel center was complete and it began operations.  The Company’s LLC agreement limits each members’ liability to the fullest extent permitted by law.

PTP was formed on December 5, 1997, by Tejon and Petro Stopping Centers, L.P., a Delaware limited partnership (“Petro”) to develop and operate a travel center in Southern California that began operations in 1999.  Petro was acquired by TA’s parent company in 2007 and was merged into TA in 2008.  As a result, TA became the owner of Petro’s interest in PTP.  Hereinafter both TA and Petro are referred to as TA.  Tejon and TA both contributed their ownership interest in PTP to the Company, and the results of PTP are included for all periods presented.  The formation of the Company during 2008 was a change in legal entity structure, and did not represent a business combination.

Pursuant to the terms of the Company’s Operating Agreement, TA manages the travel centers and convenience stores and is responsible for the administrative, accounting, and tax functions of the Company.

These consolidated financial statements include results for the Company and its subsidiaries for all periods presented.

Description of Business

The Company has two travel centers and two convenience stores with retail gasoline stations.  One travel center and two convenience stores, owned by PTP, operate under the Petro brand and the other travel center, owned by ETP, operates under the TravelCenters of America brand.  The travel centers offer a broad range of products, services and amenities, including diesel fuel, gasoline, full service and branded quick service restaurants, truck maintenance and repair facilities, travel stores and truck driver services such as showers, weigh scales, a truck wash and laundry facilities.

(2) Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, PTP and ETP, after eliminating intercompany transactions, profits and balances.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents.  The carrying amount of cash equivalents is equal to their fair value.

PETRO TRAVEL PLAZA HOLDINGS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013, 2012 and 2011

(in thousands)

Due from Affiliate

Pursuant to the terms of the Company’s Limited Liability Company Operating Agreements (the “Operating Agreement”), as amended, TA provides cash management services to PTP, including the collection of accounts receivable.  Accounts receivable are periodically transferred to TA for collection and any amounts for which PTP has not received payment from TA are reflected as due from affiliates in the accompanying balance sheets.

Inventories

Inventories are stated at the lower of cost or market value.  The Company determines cost principally on the weighted average cost method.

Property and Equipment

Property and equipment are recorded at historical cost. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the respective assets. Repairs and maintenance are charged to expense as incurred, and amounted to $738, $711 and $706 for the years ended December 31, 2013, 2012 and 2011, respectively.  Renewals and betterments are capitalized. The cost and related accumulated depreciation of property and equipment sold, replaced or otherwise disposed is removed from the related accounts.  Gains or losses on disposal of property and equipment are credited or charged to depreciation and amortization in the accompanying consolidated comprehensive income statements.

Debt Issuance Costs

Costs incurred in obtaining long-term financing are capitalized and amortized over the life of the related debt using the effective interest method as a component of interest expense.  The Company capitalized $142 of costs related to the Amended Credit Agreement it entered in December 2011.  Debt issuance costs included in other assets on the balance sheets for both of the years ended December 31, 2013 and 2012, were $214, and accumulated amortization of debt issuance costs were $64 and $34, respectively.

Impairment of Long-Lived Assets

The Company recognizes impairment charges when (a) the carrying value of a long lived or indefinite lived asset group to be held and used in the business is not recoverable and exceeds its fair value and (b) when the carrying value of a long lived asset to be disposed of exceeds the estimated fair value of the asset less the estimated cost to sell the asset.  The Company’s estimates of fair value are based on its estimates of likely market participant assumptions including with respect to projected operating results and the discount rate used to measure the present value of projected future cash flows.  If the business climate deteriorates the Company’s actual results may not be consistent with these assumptions and estimates.  The Company recognizes such impairment charges in the period during which the circumstances surrounding an asset to be held and used have changed such that the carrying value is no longer recoverable, or during which a commitment to a plan to dispose of the asset is made.  The lowest level of asset groupings for which the cash flows are largely independent of the cash flows of other assets and liabilities is the individual location and, accordingly, it is at the individual location level that the Company performs its impairment analysis for substantially all of the Company’s property and equipment.  The Company includes impairment charges, when required, in depreciation and amortization expense in the accompanying consolidated comprehensive income statements.

Environmental Liabilities and Expenditures

The Company records the expense of remediation costs and penalties when the obligation to remediate is probable and the amount of associated costs is reasonably determinable.  The Company includes remediation expenses within operating expenses in the accompanying consolidated comprehensive income statements.  Generally, the timing of remediation accruals coincides with the completion of a feasibility study or the commitment to a formal plan of action.  Accrued liabilities related to environmental matters are recorded on an undiscounted basis because of the uncertainty associated with the timing of the related future payments.

PETRO TRAVEL PLAZA HOLDINGS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013, 2012 and 2011

(in thousands)

Asset Retirement Obligations

Asset retirement costs are capitalized as part of the cost of the related long-lived asset and such costs are allocated to expense using a systematic and rational method.  To date these costs relate to the Company’s obligation to remove underground storage tanks used to store fuel and motor oil.  The Company records a liability for the fair value of an asset retirement obligation with a corresponding increase to the carrying value of the related long lived asset at the time an underground storage tank is installed.  The Company amortizes the amount added to property and equipment and recognizes accretion expense in connection with the discounted liability over the remaining life of the respective underground storage tank.  The Company bases the estimated liability on its historical experiences in removing these assets, estimated useful lives, external estimates as to the cost to remove the assets in the future and regulatory or contractual requirements.  Revisions to the liability could occur due to changes in estimated removal costs, or asset useful lives or if new regulations regarding the removal of such tanks are enacted.  An asset retirement obligation of  $153 and $141 has been recorded as a noncurrent liability as of December 31, 2013 and 2012, respectively.  The $12 increase between years is the result of accretion of the liability.

Derivative Instruments and Hedging Activities

The Company records derivative instruments on the balance sheet as either an asset or liability measured at its fair value.  Changes in the fair value of derivative instruments are recorded in other comprehensive income to the extent that hedge accounting criteria are met and that the hedge is effective.  Special accounting for qualifying hedges allows a derivative’s gain or loss to offset related results on the hedged item in the comprehensive income statements at the time those gains or losses are realized and requires that a company formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.  If the terms of the Company’s derivative instrument do not match the terms of the hedged item, a portion of the derivative instrument would be ineffective and the Company would recognize gains or losses attributable to the ineffective portion in the comprehensive income statements immediately.

Revenue Recognition

The Company recognizes revenue from the sale of fuel and nonfuel products and services at the time delivery has occurred and services have been performed.  The estimated cost to the Company of the redemption by customers of loyalty program points is recorded as a discount against gross sales in determining net sales presented in the consolidated comprehensive income statements.

Motor Fuel Taxes

The Company collects the cost of certain motor fuel taxes from consumers and remits those amounts to the supplier or the appropriate governmental agency.  Such taxes were $11,686, $12,298 and $12,351, for the years ended December 31, 2013, 2012 and 2011, respectively, and are included in net revenues and cost of sales in the accompanying comprehensive income statements.

Advertising and Promotion

Costs incurred in connection with advertising and promotions are expensed as incurred.  Advertising and promotion expenses, which are included in operating expenses in the accompanying comprehensive income statements, were $345, $315 and $279 for the years ended December 31, 2013, 2012 and 2011, respectively.

Income Taxes

The Company is not subject to federal or state income taxes. Results of operations are allocated to the members in accordance with the provisions of the Company’s Operating Agreement and reported by each member on its federal and state income tax returns. The taxable income or loss allocated to the members in any one year generally varies substantially from income or loss for financial reporting purposes due to differences between the periods in which such items are reported for financial reporting and income tax purposes.

Recently Issued Accounting Pronouncements

In January 2013, the Company adopted FASB Accounting Standards Update, or ASU, No. 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. This update requires companies to report, in one place, information about reclassifications out of accumulated other comprehensive

PETRO TRAVEL PLAZA HOLDINGS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013, 2012 and 2011

(in thousands)

income. Companies are also required to present details of reclassifications in the disclosure of changes in accumulated other comprehensive income balances. The update is effective for interim and annual reporting periods beginning after December 15, 2012. The implementation of this update caused no changes to the Company’s consolidated financial statements.

Subsequent Events

The Company has evaluated subsequent events through March 31, 2014, which date represents the date the financial statements were available to be issued.

(3) Inventories

Inventories at December 31, 2013 and 2012, consisted of the following:

	2013	2012

Nonfuel products	$1,777	$1,762
Fuel products	583	563
Inventories	$2,360	$2,325

(4)  Property and Equipment

Property and equipment, net, as of December 31, 2013 and 2012, consisted of the following:

	Estimated
	Useful
	Lives	2013	2012
	(years)
Land		$17,717	$17,717
Building and improvements	10-40	34,794	34,526
Furniture and equipment	3-10	8,665	8,017
Construction in progress		390	—
		61,566	60,260
Less: accumulated depreciation		17,616	16,064
Property and equipment, net		$43,950	$44,196

Depreciation expense for the years ended December 31, 2013, 2012 and 2011 was $1,552, $1,473 and $1,383, respectively.  The Company did not capitalize interest during any period presented.

(5) Accrued expenses and other current liabilities

Accrued expenses and other current liabilities as of December 31, 2013 and 2012, consisted of the following:

	2013	2012
Taxes payable, other than income taxes	$264	$608
Environmental reserve	599	750
Accrued wages and benefits	371	382
Other	394	364
Total other current liabilities	$1,628	$2,104

PETRO TRAVEL PLAZA HOLDINGS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013, 2012 and 2011

(in thousands)

(6) Long-Term Debt

Long-term debt consisted of the following at December 31, 2013 and 2012:

	2013	2012

Note payable to a bank	$17,357	$18,077

Less current portion	755	719
Long-term debt, excluding current portion	$16,602	$17,358

The Company has a credit agreement with a bank that matures in December 2018.  This debt carries certain financial covenants, with which the Company was in compliance at December 31, 2013.  Scheduled principal payments are $61.6 per month until July 2014, $64.8 per month from August 2014 through July 2015, $68.1 from August 2015 through July 2016, $71.6 from August 2016 through July 2017, $75.3 from August 2017 through July 2018 and $79.1 from August 2018 through December 2018, with the final installment of $13,253 due at maturity.    Until August 2012, the Company had an interest rate swap on this debt that is more fully described below.  The interest rate on the debt is LIBOR plus 2.5%, payable monthly, or 2.67% at December 31, 2013.  The debt is collateralized by the Company’s real property.

The Company’s weighted average interest rates were 2.69%, 4.18% and 5.93% during 2013, 2012 and 2011, respectively.

At December 31, 2013 and 2012, the Company had no involvement with derivative financial instruments.  The Company has at times used derivatives to manage well-defined interest rate risks and during 2011 and part of 2012 the Company was party to an interest rate swap agreement to hedge the interest rate risk associated with the note payable.  The swap expired during August 2012 and was not replaced.  The swap that had been in place was not an exchange traded instrument.  The Company does not use derivative financial instruments for trading or speculative purposes.  The Company accounted for the swap as a cash flow hedge and, accordingly, changes in the fair value of the swap were recorded in other comprehensive income (loss) to the extent the hedge was effective.  The Company’s interest rate swap was measured at fair value on a recurring basis during 2012 and 2011.

Future minimum principal payments due on the note payable during the next five years as of December 31, 2013, were as follows:

Year ending December 31,	Total
2014	$755
2015	$795
2016	$835
2017	$878
2018	$14,094

(7)         Related-Party Transactions

Amounts due from affiliates as of December 31, 2013 and 2012, were $1,143 and $571, respectively.  Pursuant to the terms of the Company’s Operating Agreement, TA manages the travel centers and is responsible for the administrative, accounting, and tax functions of the Company.  TA receives a management fee for providing these services.  The Company paid management fees to TA in the amount of $800 for each of the years ended December 31, 2013, 2012 and 2011, which fees are included in operating expenses in the accompanying consolidated comprehensive income statements.

PETRO TRAVEL PLAZA HOLDINGS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013, 2012 and 2011

(in thousands)

The employees operating the Company’s travel centers are TA employees.  In addition to the management fees described above, the Company reimbursed TA for wages and benefits related to these employees that aggregated $7,232, $7,135, and $7,005 in 2013, 2012 and 2011, respectively.  These reimbursements were recorded in operating expenses in the accompanying consolidated comprehensive income statements.

In addition to management services and staffing provided by TA, the Company’s Operating Agreement grants the Company the right to use all of TA’s names, trade names, trademarks and logos to the extent required in the operation of the Company’s travel centers and convenience stores.

(8) Members’ Capital

Ownership

Tejon and TA are the Members of the Company.  The members and their interests in the Company are as follows:

Members
Tejon Development Corporation	60%
TA Operating LLC	40%

Allocations of Income

In any fiscal year, the Company’s profits or losses shall be allocated 60.0% to Tejon and 40.0% to TA pursuant to the terms of the Operating Agreement.

Allocations of Distributions

At any such time that there is a distribution from the Company, that distribution shall be allocated 60.0% to Tejon and 40.0% to TA pursuant to the terms of the Operating Agreement.  Distributions totaling $5,000 and $7,000 were made in June 2012 and September 2012, respectively.

Accumulated Other Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) related to the accumulated unrealized gain or loss on cash flow hedging derivatives, and the balances at December 31, 2012 and 2011, consisted of the following:

Accumulated other comprehensive income (loss)

Balance at December 31, 2010	$(618)
Change in accumulated unrealized loss on cash flow hedging derivative	364
Balance at December 31, 2011	(254)

Change in accumulated unrealized loss on cash flow hedging derivative	254
Balance at December 31, 2012	$—

There was no activity in accumulated other comprehensive income during 2013.

PETRO TRAVEL PLAZA HOLDINGS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013, 2012 and 2011

(in thousands)

(9) Commitments and Contingencies

The Company’s operations and properties are subject to extensive federal and state legislation, regulations, and requirements relating to environmental matters.  The Company uses underground storage tanks (“UST”) to store petroleum products and motor oil.  Statutory and regulatory requirements for UST systems include requirements for tank construction, integrity testing, leak detection and monitoring, overfill and spill control, and mandate corrective action in case of a release from a UST into the environment.  The Company is also subject to regulation relating to vapor recovery and discharges into the water.  Management believes that the Company’s USTs are currently in compliance in all material respects with applicable environmental legislation, regulations, and requirements.

Accruals for environmental matters are recorded in operating expenses when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated.  From time to time the Company has received, and in the future likely will receive, notices of alleged violations of environmental laws or otherwise has become or will become aware of the need to undertake corrective actions to comply with environmental laws at its properties.  Investigatory and remedial actions were, and regularly are, undertaken with respect to releases of hazardous substances.  The Company had a reserve for environmental matters of $599 and $750, at December 31, 2013 and 2012, respectively.  Accruals are periodically evaluated and updated as information regarding the nature of the clean up work is obtained.  In light of the Company’s business and the quantity of petroleum products that it handles, there can be no assurance that currently unidentified hazardous substance contamination does not exist or that liability will not be imposed in the future in materially different amounts than those the Company has recorded.  See Note (2) for a discussion of its accounting policies relating to environmental matters.

In May 2010, the California Attorney General commenced litigation on behalf of the California State Water Resources Control Board, or the State Water Board, against various defendants, including the Company, TA and Tejon in the Superior Court of California for Alameda County seeking unspecified civil penalties and injunctive relief for alleged violations of underground storage tank laws and regulations at various facilities in Kern and Merced Counties, which alleged violations do not include release of contamination into the environment.  On July 26, 2010, the California Attorney General voluntarily dismissed this litigation against the Company and the other named defendants, and on September 2, 2010, refiled its complaint against the same defendants in the Superior Court of California for Merced County, or the Superior Court, seeking unspecified civil penalties and injunctive relief.  The defendants denied the material allegations in the complaint and asserted various affirmative defenses.  In February 2014, the parties reached an agreement to settle these claims for a cash payment of $1,800, suspended penalties of $1,000 that may become payable by the defendants in the future if, prior to March 2019, they fail to comply with specified underground storage tank laws and regulations; and the defendants’ agreement to invest prior to March 2018, up to $2,000 of verified costs that are directly related to the development and implementation of a comprehensive California Enhanced Environmental Compliance Program for the underground storage tank systems at all of the defendants’ California facilities which is above and beyond minimum requirements of California law and regulations related to underground storage tank systems.  PTP is responsible for its pro rata share of the expenses incurred related to this settlement agreement, and as of December 31, 2013, had a liability of $599 related to this matter.  To the extent that the defendants do not incur the full $2,000 of eligible environmental compliance costs by March 2018, the difference between the amount incurred and $2,000 will be payable to the State Water Board.  The parties submitted to the Superior Court for approval a form of Proposed Final Consent Judgment and Permanent Injunction, which also included injunctive relief provisions requiring compliance with certain California environmental laws and regulations applicable to underground storage tank systems and the Superior Court approved the related Proposed Final Consent Judgment and Permanent Injunction on February 20, 2014.  The expense related to this matter was recognized in prior years.  The Company believes that the probability of triggering any portion of the $1,000 of suspended penalties is remote and have not recognized a loss or a liability for that amount, but it is possible that such events will occur and some portion or all of the $1,000 my become payable and would be charged to expense at the time of that future event.

In addition to the legal proceeding referenced above, the Company is involved from time to time in various other legal and administrative proceedings, including tax audits, and threatened legal and administrative proceedings incidental to the ordinary course of business, none of which is expected, individually or in the aggregate, to have a material adverse effect on the Company’s business, financial condition, results of operations or cash flows.